# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AgEagle Aerial Systems Inc., CIK 0000008504
CUSIP: 00848K309
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 8201 E. 34TH CIR N, WICHITA, Kansas (KS), 67226
Date of event which requires filing of this statement: 10/25/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002042926

## Reporting persons
- Corley Thomas John: type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); sole voting power 150,000; shared voting power 0; sole dispositive power 150,000; shared dispositive power 0; aggregate amount beneficially owned 150,000 (17.6% of the class)
  Comment: Percentage of class represented is based on approximately 850,409 outstanding shares reported on 10/15/2024

## Item 1. Issuer
Name of issuer: AgEagle Aerial Systems Inc.
Address of issuer's principal executive offices: 8201 E. 34TH CIR N, WICHITA, KANSAS, 67226

## Item 2. Person Filing
Name of person filing: Thomas Corley
Address of principal business office or, if none, residence:
132 Washington Place
State College, PA 16801
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 150,000
Percent of class: 17.6
Sole power to vote or to direct the vote: 150,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 150,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Corley Thomas John: Thomas Corley, Individual (10/30/2024)